UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-40387

THE LION ELECTRIC COMPANY
(Translation of registrant’s name into English)

921 chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibits 99.1, 99.2 and 99.3 included with this report are hereby incorporated by reference to the registrant’s Registration Statement on Form F-10 (File No. 333-265627), as amended and supplemented, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2024
99.2	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2024
99.3	Second Quarter Earnings Release Dated July 31, 2024
99.4	Certification of Interim Filing — CEO
99.5	Certification of Interim Filing — CFO

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LION ELECTRIC COMPANY
Date: July 31, 2024	By:	/s/ Dominique Perron
	Name:	Dominique Perron
	Title:	Chief Legal Officer and Corporate Secretary